November 30, 2010
VIA FACSIMILE AND EDGAR

Ms. Christina Chalk
Senior Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crucell N.V. Schedule 14D-9 Filed November 12, 2010 File No.: 5-51066

Dear Ms. Chalk,

On behalf of our client, Crucell N.V. (the “Company”), we have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Rene Beukema, dated November 23, 2010 (the “Comment Letter”) relating to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), filed on November 12, 2010, which incorporates by reference a Shareholders’ Circular, including a Position Statement, that will be furnished to shareholders of the Company in accordance with applicable Dutch regulations (together with the exhibits and annexes attached thereto and any documents incorporated by reference therein, the “Circular”).  For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Circular.  All page references in the following responses correspond to the page numbers in the Circular.

Concurrently with the delivery of this letter, the Company is filing an amendment to the Schedule 14D-9 (including an amended Circular) containing the revisions described in this letter.  For your convenience, a courtesy copy of today’s amendment is enclosed.

Ms. Christina Chalk, page 2

Schedule 14D-9

Shareholders’ Circular

Letter to Shareholders, page 5

(1)
The Letter to Shareholders states that the “works council of Crucell Holland” has “rendered positive advice” with respect to the offer.  In Section 14 of the Shareholders’ Circular, you further elaborate on the views of and analyses of the work council with respect to the proposed transaction.  In the Shareholders’ Circular, explain what the works council is, including who its members are and what its role with the company is, and how it has communicated its support for the transaction (other than in the Circular).  Depending on the answers to these questions, address in your response letter whether the works council should be a Schedule 14D-9 filer.  See Rule 14d-9(b) and (e).

In response to the Staff’s comment, the Company has added a new second paragraph in Section 14.1 of the Circular to read as follows:

“The participation of employees in certain aspects of the governance of a Dutch company is required by a number of legal regulations of which the Works Councils Act is the most relevant.  Pursuant to this Act, a works council, which consists solely of elected employees of the company, is given the right to prior consultation with respect to decisions of the company’s managing board on important economic matters (adviesrecht), covering circumstances such as transfer of control of the company and the retrenchment, expansion or significant alteration of its activities. In accordance with this Act, the works council of Crucell Holland (composed of eight employees of the Company) was consulted by Crucell with respect to the Offer and gave the Crucell Managing Board its positive advice in support of the transaction.  The works council of Crucell Holland communicated its support for the transaction to the employees of Crucell Holland through an internal communiqué addressed solely to employees of Crucell Holland.”

We do not believe that the Crucell Holland works council should be a Schedule 14D-9 filer since its positive view in support of the Offer was directed solely to the employees of Crucell Holland, in their capacity as employees, and was not a “solicitation or recommendation to security holders” with respect to the Offer to which Rule 14d-9(b) would be applicable.

Introduction, page 6

(2)
In the last bullet point on page 6, you indicate that the initial extraordinary general meeting is being held in part to “honour the request of certain Shareholders to provide their preliminary views on the Offer. . .”  See our comment above with respect to Rule 14d-9(b) and (e).  In your response letter, identify the shareholders and explain the circumstances by which they will participate in the meeting.  That is, will you provide a platform by which they can address the merits of the offer, or will they simply be speaking “ad hoc” from the floor of the meeting or otherwise?  Have you been provided with details of what the shareholders intend to say?  Will they present any materials in support of their positions?  Please advise.  We may have additional comments.

Ms. Christina Chalk, page 3

Pursuant to Dutch corporate law, any shareholder holding more than 10% of the shares in a public limited liability company may request that the company convene an extraordinary general meeting of shareholders.  On October 8, 2010 Crucell received a letter on behalf of Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a Dutch investor that, based upon its public filings, owns at least 10% of the Ordinary Shares, to convene an extraordinary general meeting of Crucell’s shareholders as soon as possible to discuss the Offer and related  aspects.  In response to this request, Crucell has convened an extraordinary meeting of shareholders to be held on December 10, 2010.  As a shareholder, Van Herk will be entitled to address the meeting from the floor but the Company will not provide any other platform (such as a webcast) for Van Herk.  Van Herk has requested approximately 30 minutes of speaking time to give a presentation and has asked Crucell to make available audiovisual equipment for that purpose.  Crucell has agreed to these requests.  Van Herk has indicated it will provide its presentation materials to Crucell only shortly prior to the meeting.  Although Crucell does not know the contents of the presentation by Van Herk, we would assume that it will use its time to present its views on the Offer.

Rationale of the Transaction, page 8

(3)
Provide a general timeline for when Crucell considered the alternatives outlined in this section.  For example, when was it in discussions with Wyeth to explore the possibility of a merger or collaborative arrangement?

In response to the Staff’s comment, the Company has revised the two bullet points under the heading “Review of Strategic Alternatives” in Section 4 of the Circular to read in their entirety as follows:

“Review of Strategic Alternatives.  As part of their responsibilities, the Crucell Boards have continuously reviewed the various strategic options available to Crucell in order to accelerate growth, to enhance Shareholder value and to act in the best interests of Crucell and its stakeholders, including its Shareholders, partners, employees, patients and customers.  The Crucell Boards considered the following strategic options:

~~·~~
~~A stand~~Exploration of a “stand-alone” scenario of accelerating growth through expansion and further commercialisation of Crucell’s existing pipeline~~, through~~ has been a continuous part of the Company’s ongoing strategic review activities.  The Company has at various times considered transactions including the in-licensing or acquisition of late-stage or marketed products, ~~through~~ the acquisition of assets or other companies and ~~through the entry into~~ strategic alliances with pharmaceutical companies.   As part of this ongoing process, Crucell has over the years developed and systematically explored a comprehensive database of possible acquisition targets and assets within the field of infectious diseases and closely related fields (including classic, recombinant, oncology and allergy vaccines and other therapeutics in the field of infectious diseases). ~~Certain~~During the first half of 2010 certain specific acquisition scenarios were further investigated, but these opportunities ~~did~~were determined not ~~turn out~~ to be viable routes ~~in the short term~~for Crucell to pursue because targets ~~were~~under consideration where either not for sale, ~~were~~had been acquired by third parties, were too ambitious from a financial point of view or were not ~~proven to be~~ a suitable business fit.

Ms. Christina Chalk, page 4

·
~~A scenario including~~The Company has from time to time in past years also considered a merger or other business combination with a major pharmaceutical company~~. The Crucell Boards were previously in~~ and has held discussions with relevant players in the pharmaceutical market, including Wyeth and others, to explore the possibilities of such a merger, business combination or major collaboration. In all cases, such discussions were not fruitful and/or the financial terms of any such possible transaction were considered disadvantageous to Shareholders and Crucell’s other stakeholders and discussions were ~~aborted. In light of these discussions~~abandoned.  On January 7, 2009 Crucell announced it was in discussions with Wyeth that might lead to a combination of the two companies.  On January 27, 2009 Crucell announced that Wyeth had withdrawn from these discussions. As set out in more detail in Section 5 (Background to the Offer), in May/June 2010, Crucell and Johnson & Johnson began discussions in order to determine whether Johnson & Johnson wanted to undertake a comprehensive due diligence review so that Johnson & Johnson could evaluate whether it wanted to initiate discussions with Crucell regarding a potential transaction.  In September 2010, the Company and Johnson & Johnson began discussions regarding a potential acquisition of the Company. In light of the Company’s prior unsuccessful exploration of possible merger or business combination transactions with other major pharmaceutical companies, the attractiveness of the Johnson & Johnson offer, Johnson & Johnson’s request for exclusivity, the risk of disrupting the negotiations with Johnson & Johnson, the risk of disrupting Crucell's operations, the expectation that negotiations between Crucell and Johnson & Johnson would be announced before a merger agreement was signed and the expectation that any merger agreement would contain appropriate fiduciary out provisions, Crucell did not ask Barclays to solicit indications of interest from such relevant players. The Merger Agreement gives Crucell the ability to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, bona fide written proposal for a business combination from a third party, i.e. a fiduciary out (see Section 8 (see Certain Arrangements)). Furthermore, the drag along right under the Shareholders Agreement continues to be in full force and effect (see Section 8 (Certain Arrangements)).”

The Company has not, in the revision described above, included the identities of the acquisition targets or potential partners for business combinations or mergers, unless previously disclosed by the Company.  The consideration given to many of the acquisition targets was limited and in the case of acquisition targets or potential business combination partners where more serious consideration was given, the Company is prevented from making such disclosure by customary confidentiality agreements.  Moreover, where the possible targets or business combination partners are themselves public companies, public disclosure of private discussions that did not result in any disclosable transaction could unfairly and unnecessarily prejudice their interests.  We respectfully submit that, in this context, the identities of the counterparties to transactions that never reached fruition are not material to the Company’s shareholders in understanding the Boards’ recommendation.

Ms. Christina Chalk, page 5

Background to the Offer, page 10

(4)
Your discussion of strategic alternatives considered by the company in March 2010 includes disclosure about whether “Crucell should pursue an acquisition of certain target companies.”  Expand to identify the targets considered and why these potential transactions were abandoned in favor of the acquisition of Crucell by Johnson & Johnson.  In particular, explain why the Supervisory Board went from considering an acquisition by Crucell to advocating an acquisition of Crucell by another entity.

In response to the Staff’s comment, the Company has revised the fifth paragraph of Section 5 of the Circular to add the following disclosure at the end of the paragraph:

“The M&A Committee came to the conclusion that none of the strategic acquisition opportunities under consideration would be viable routes for Crucell to pursue because the targets under consideration either were not for sale, had been acquired by third parties, were too ambitious from a financial point of view or were not a suitable business fit (see also Section 4 (Rationale for the Offer – Review of Strategic Alternatives).”

For the reasons discussed above in comment 3, the Company has not, in the revision described above, included the identities of the acquisition targets considered.

The Boards’ decision to evaluate and ultimately support an acquisition of Crucell did not involve a reversal of strategy.  As described in Section 4 of the Circular (Rationale for the Offer – Review of Strategic Alternatives), the Boards periodically considered alternative courses for the Company – both a “stand alone” strategy entailing enlarging the Company through acquisitions, as well as a strategy to realize value through a sale of the Company or a business combination with another pharmaceutical business (most recently in January 2009 in its discussions with Wyeth).  In light of the abandonment of the Wyeth discussions and the absence of viable or promising acquisition opportunities, the Boards considered that the opportunity presented by the proposal from Johnson & Johnson was the best long-term alternative for the Company.

(5)	See our last comment above. Tell us why, once the Board chose to engage in discussions concerning the sale of the company, you elected not to solicit other potential acquirers.

As the Circular relates, see Section 4 (Rationale for the Offer – Review of Strategic Alternatives), the Company’s prior unsuccessful exploration of possible merger or business combination transactions with other major pharmaceutical companies (in particular the abandonment of the discussions with Wyeth), the attractiveness of the Johnson & Johnson offer, Johnson & Johnson’s request for exclusivity, the risk of disrupting the negotiations with Johnson & Johnson, the risk of disrupting Crucell’s operations, the public disclosure of the negotiations with Johnson & Johnson prior to the signing of the Merger Agreement and the “fiduciary out” provisions of the Merger Agreement (together with the “drag along” right in the Shareholder’s Agreement) were all considerations that led the Boards to conclude that it was in the best interest of the Company to secure an agreement with Johnson & Johnson without soliciting other potential acquirers.

Ms. Christina Chalk, page 6

Prospective Financial Information, page 24

(6)	Briefly summarize the assumptions and limitations underlying the projected financial information included here.

In response to the Staff’s comment, the Company has added the following disclosure as a new penultimate paragraph in Section 10 of the Circular:

“In preparing the prospective financial information, the Company made the following assumptions for the period from 2011 to 2015:

·
The revenue forecast is based on a market-by-market assessment of the potential future sales of Crucell’s existing products.  This includes organic growth in existing markets and entry in new and emerging markets.

·	Limited contribution to revenues from new product introduction as Crucell does not expect that any of its pipeline products will be approved by the relevant authorities and commercialised before 2015.

·	Increasing the number of sources for certain antigens and increasing the in-house production of antigens drive production volumes.

·	Significant increase in investment in research and development over the period to advance pipeline development projects.

·	No significant change in the cost and expense structure.

·	No material acquisitions.”

Opinions of Barclays and Lazard B.V.

(7)
Both fairness opinions limit the usage of the opinions without prior authorization or except pursuant to the terms of the (undisclosed) engagement letters.  Please revise the opinions or include disclosure in the body of the Circular to the effect that the use of the opinions in connection with this disclosure document is permitted pursuant to their respective terms.

In response to the Staff’s comment, the Company has revised each of Schedule 1, Part 2 and Schedule 2, Part 3 to add the following disclosures, respectively:

“Barclays Capital has authorized the inclusion of its opinion letter to the Crucell Boards as Part 1 of Schedule 1 of this Circular.  Such authorization is not in any way intended to constitute a recommendation or advice to any Shareholder or create any fiduciary or other duties on the part of Barclays Capital.”

Ms. Christina Chalk, page 7

“Lazard has authorized the inclusion of its opinion letters to the Crucell Supervisory Board as Parts 1 and 2 of Schedule 2 of this Circular. Such authorization is not in any way intended to constitute a recommendation or advice to any Shareholder or create any fiduciary or other duties on the part of Lazard B.V.”

*           *           *

In addition, the Company has authorized us to acknowledge on its behalf that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (3) it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2630.

Sincerely,

/s/  Daniel S. Sternberg
Daniel S. Sternberg

cc:	René Beukema
Crucell N.V.

Johan Kleyn
Allen & Overy LLP